Ridgeway
Petroleum Corp.

#82 - 1819

Thursday, November 07, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our November 7, 2002 news release.

Yours truly,

RIDGEWAY PETROLEUM CORP.

dlw 11/21

Christiane Koeksal
Office Manager

Enclosure

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM SIGNS MILESTONE AGREEMENT

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, November 7, 2002 -- Ridgeway Petroleum Corp. ("Ridgeway") announced today that it has signed an agreement with a major U.S. pipeline company who will continue to play a key role in Ridgeway's long-term strategic development plan.

Under the terms of this agreement, the companies will continue to pursue exploration and evaluation of the commercial feasibility of Ridgeway's vast holdings of CO_2 and Helium commenced in early 1999.

Walter Ruck, President of Ridgeway, characterized the importance of the agreement in the context of the company's overall strategic plan: "This is the third development in our expansion this year. The first was the signing of the letter of intent with Air Liquide America on April 26th to purchase and market our Helium over a 15-year period and contribute substantial resources toward the initial preliminary design of the gas extraction plant. The second was the start-up on July 4th of the FLO-CO_2 liquids plant located within our St. Johns Helium / CO_2 project field -- currently producing some 120 liquid tons of CO_2 per day with the prospect of increasing by an additional 400 tons per day over the next eighteen months based on estimates provided by FLO-CO_2. Now with this third significant development, the signing of the agreement, we confirm our ongoing commitment to become a major contributor to the helium supply scene and, through a CO_2 pipeline to California oilfields, the domestic Enhanced Oil Recovery industry at a time of increasing pressure to reduce America's dependence on foreign oil sources.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. CO_2 is critical to the Enhanced Oil Recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.